UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

July 21, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101	13G

1	NAME OF REPORTING PERSON Cross & Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,793,671
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,793,671
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,793,671
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4% (1)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 16, 2015, and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer's Current Report on Form 8-K filed on January 4, 2016.

Item 1(a).	Name of Issuer:

CV Sciences, Inc. (formerly CannaVEST Corp.), a Delaware corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2688 South Rainbow Boulevard, Suite B
Las Vegas, Nevada 89146

Item 2(a).	Name of Person Filing:

Cross & Company

Item 2(b).	Address of Principal Business Office or, if none, Residence:

110 W. C Street, Suite 1300
San Diego, California 92101

Item 2(c).	Citizenship:

Cross & Company, a Nevada corporation

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”).

Item 2(e).	CUSIP Number:

137653101.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 3,793,671 shares of Common Stock.

	(b)	Percent of Class: 9.4% (1)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

3,793,671 shares of Common Stock.

		(ii)	shared power to vote or to direct the vote:

0.

		(iii)	sole power to dispose or to direct the disposition of:

3,793,671 shares of Common Stock.

		(iv)	shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 11, 2016

Cross & Company

		By:	/s/ James R. Arabia
James R. Arabia
President